Exhibit 99.1

Dada Announces Unaudited Second Quarter 2022 Financial Results

SHANGHAI, China, Aug. 22, 2022 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

●	Total net revenues in the second quarter were RMB2,281.1 million.

●	Total Gross Merchandise Volume (“GMV”) of JDDJ for the twelve months ended June 30, 2022 was RMB54.6 billion, an increase of 68.9% year over year from RMB32.3 billion in the same period of 2021.

●	Number of active consumers for the twelve months ended June 30, 2022 was 72.8 million, as compared with 51.3 million in the same period of 2021.

“With trust from partners and strong digitalization capabilities, Dada is uniquely positioned in the changing consumption environment,” said Mr. Philip Kuai, Chairman and Chief Executive Officer of Dada. “We are proud to deliver solid results amid macro uncertainties, thanks to the invaluable support from our employees, customers, and strategic partners. Riding on the consumption trend towards on-demand shopping and leveraging our dual-engine business comprising JDDJ and Dada Now, we are well prepared to head for a brighter future.”

“Local on-demand retail and delivery service represents one of the biggest opportunities in this era,” said Mr. Jeff He, incoming President of Dada. “Joining hands with JD.com, we will leverage our respective strengths to lead the industry growth, while exploring innovative models to improve efficiency and customer experience for the whole retail sector.”

“It is encouraging to see impressive revenue growth and significant progress towards profitability,” said Mr. Beck Chen, Chief Financial Officer of Dada. “In the second quarter, Dada continued to deliver strong top-line growth with revenue growing by 55% year over year. In the meantime, our net margin improved by 18 percentage points year over year, marking a remarkable milestone in our path to profitability. Going forward, we will stay committed to empowering partners, streamlining operations, and driving our business growth in a sustainable way.”

Second Quarter 2022 Financial Results

Total net revenues were RMB2,281.1 million.

	For the three months ended June 30,
	2021	2022
	(RMB in thousands)
Net Revenue
Dada Now
Services	576,712	793,844
Sales of goods	16,792	21,791
Subtotal	593,504	815,635
JDDJ
Services note (1)	881,090	1,460,612
Sales of goods	—	4,845
Subtotal	881,090	1,465,457
Total	1,474,594	2,281,092

Note:

(1) Includes net revenues from (i) commission fee, and advertising and marketing services of RMB510,417 and RMB897,223 for the three months ended June 30, 2021 and 2022, respectively; and (ii) fulfillment services and others of RMB370,673 and RMB563,389 for the three months ended June 30, 2021 and 2022, respectively.

●	Net revenues generated from Dada Now increased by 37.4% from RMB593.5 million in the second quarter of 2021 to RMB815.6 million in the second quarter of 2022, mainly driven by the increases in order volume of intra-city delivery service to chain merchants.

●	Net revenues generated from JDDJ increased by 66.3% from RMB881.1 million in the second quarter of 2021 to RMB1,465.5 million in the second quarter of 2022, mainly due to the increase in GMV from the same quarter last year, which was driven by increases in the number of active consumers and average order size. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers also contributed to the increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB2,909.3 million, compared with RMB2,205.8 million in the same quarter of 2021.

●	Operations and support costs were RMB1,431.3 million, compared with RMB1,136.5 million in the same quarter of 2021. The increase was primarily due to an increase in rider cost as a result of increasing order volume for intra-city delivery services provided to various chain merchants on the Dada Now platform and retailers on the JDDJ platform.

●	Selling and marketing expenses were RMB1,190.2 million, compared with RMB824.2 million in the same quarter of 2021. The increase was primarily due to (i) growing incentives to JDDJ consumers, (ii) an increase in advertising and marketing expenses to attract new consumers to JDDJ platform, and (iii) amortization of the business cooperation agreement (“BCA”) in connection with the share subscription transaction with JD.com in February 2022.

●	General and administrative expenses were RMB99.9 million, compared with RMB100.1 million in the same quarter of 2021. The measure was flat primarily due to efficient expense control measures.

●	Research and development expenses were RMB160.0 million, compared with RMB132.3 million in the same quarter of 2021. The increase was mainly attributable to the increase in research and development personnel cost as the Company continues to strengthen its technological capabilities.

Loss from operations was RMB608.7 million, compared with RMB665.8 million in the same quarter of 2021.

Non-GAAP loss from operations1 was RMB424.2 million, compared with RMB573.3 million in the same quarter of 2021.

Net loss was RMB578.8 million, compared with RMB640.4 million in the same period of 2021.

Non-GAAP net loss2 was RMB395.6 million, compared with RMB549.2 million in the same period of 2021.

Net loss attributable to ordinary shareholders of Dada was RMB578.8 million, compared with RMB640.4 million in the same quarter of 2021.

Non-GAAP net loss attributable to ordinary shareholders of Dada3 was RMB395.6 million, compared with RMB549.2 million in the same quarter of 2021.

Basic and diluted net loss per share was RMB0.60, compared with RMB0.67 for the second quarter of 2021.

Non-GAAP basic and diluted net loss per share4 was RMB0.41, compared with RMB0.58 for the second quarter of 2021.

As of June 30, 2022, the Company had RMB4,350.2 million in cash, cash equivalents, restricted cash and short-term investments, an increase from RMB1,764.8 million as of December 31, 2021.

Pursuant to our US$70 million share repurchase program announced in March 2022, as of June 30, 2022, we had repurchased approximately US$32.7 million of ADSs under this repurchase program.

Environment, Social Responsibility and Corporate Governance

The Company continued to execute its ESG strategy in a committed and proactive way:

●	At the end of June, the Company released its first ESG report after undertaking significant research to identify the ESG issues that matter most to its stakeholders. The Company provided details on its ESG efforts and performance in the areas of governance, human resources development, quality products and services, partner empowerment, environmentally friendly initiatives, and social care commitment. Meanwhile, the Company remains committed to continuously implementing its sustainable development strategy.

●	During the second quarter, the Company actively cooperated with local governmental authorities in Shanghai, Beijing and other cities affected by COVID-19 resurgence to maintain the supply of daily necessities, leveraging its strengths as an on-demand retail and delivery platform to fully embrace social responsibilities. In June, the Company received an appreciation letter from Shanghai Municipal Commission of Commerce, which recognized the Company's significant contribution to the fight against COVID-19 resurgence in Shanghai.

●	In July, the Company launched the 2022 "Summer Cooling Plan," marking the sixth consecutive year to carry out summer care programs for its riders. Under the program, the Company provided heatstroke prevention materials including quick-dry clothes, ice sleeves and water bottles to the riders, and carried out nationwide offline panels for riders’ feedback and experience-sharing. In addition, the Company participated in the "Mutual Aid Protection Scheme for Workers in New Forms of Employment" launched by Shanghai Federation of Trade Unions to provide riders with certain insurance coverage for free.

●	The Company continues to help special groups such as the elderly and the disabled to enjoy the convenient services enabled by digital technology in healthcare and other fields. After passing the aging-friendly and barrier-free assessment launched by the Ministry of Industry and Information Technology earlier this year, JDDJ App was highlighted as a case study on aging-friendly and barrier-free approaches in the "White Paper on Information Accessibility (2022)" released by the China Academy of Information and Communications Technology in May 2022.

Business Outlook

For the third quarter of 2022, Dada expects total revenue to be between RMB2,350 million and RMB2,450 million, representing year-over-year growth of 39% to 45%. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

1 Non-GAAP loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

2 Non-GAAP net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax benefit from amortization of such intangible assets.

3 Non-GAAP net loss attributable to ordinary shareholders of Dada is net loss attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

4 Non-GAAP net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net loss per share.

Conference Call

The Company will host a conference call to discuss the earnings at 9:30 p.m. Eastern Time on Monday, Aug 22, 2022 (9:30 a.m. Beijing time on Tuesday, Aug 23, 2022).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10024407-sdmfs22.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A telephone replay of the call will be available after the conclusion of the conference call through Aug 29, 2022.

Dial-in numbers for the replay are as follows:

U.S./Canada	1-855-883-1031
Mainland China	400-1209-216
Hong Kong	800-930-639
Replay PIN	10024407

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada is net income/(loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada and net income/(loss) attributable to ordinary shareholders of Dada per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	512,830	614,224
Restricted cash	58,020	99,793
Short-term investments	1,193,909	3,636,142
Accounts receivable	352,324	329,329
Inventories, net	6,344	8,526
Amount due from related parties	840,667	1,271,856
Prepayments and other current assets	479,017	575,833
Total current assets	3,443,111	6,535,703

Non-current assets
Property and equipment, net	37,555	26,205
Goodwill	957,605	957,605
Intangible assets, net	332,317	1,846,033
Operating lease right-of-use assets	76,811	57,663
Non-current time deposits	400,000	400,000
Other non-current assets	33,181	40,341
Total non-current assets	1,837,469	3,327,847

TOTAL ASSETS	5,280,580	9,863,550

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	100,000	100,000
Accounts payable	9,800	17,923
Notes payable	—	500,000
Payable to riders and drivers	580,983	609,470
Amount due to related parties	71,760	134,113
Accrued expenses and other current liabilities	620,406	657,318
Operating lease liabilities	35,759	29,865
Total current liabilities	1,418,708	2,048,689

Non-current liabilities
Deferred tax liabilities	27,000	24,494
Non-current operating lease liabilities	46,243	32,121
Total non-current liabilities	73,243	56,615

TOTAL LIABILITIES	1,491,951	2,105,304

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 and 2,000,000,000 shares authorized, 955,876,116 and 1,079,498,378 shares issued, 927,776,552 and 1,035,214,226 shares outstanding as of December 31, 2021 and June 30, 2022, respectively)	633	640
Additional paid-in capital	15,714,015	20,677,836
Accumulated deficit	(11,816,229)	(12,999,316)
Accumulated other comprehensive loss	(109,790)	79,086
TOTAL SHAREHOLDERS’ EQUITY	3,788,629	7,758,246

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,280,580	9,863,550

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2022	2021	2022
	RMB	RMB	RMB	RMB
Net revenues	1,474,594	2,281,092	3,147,357	4,306,413
Costs and expenses
Operations and support	(1,136,482)	(1,431,286)	(2,531,473)	(2,701,559)
Selling and marketing	(824,170)	(1,190,244)	(1,614,888)	(2,304,708)
General and administrative	(100,106)	(99,942)	(202,843)	(200,751)
Research and development	(132,330)	(160,038)	(256,528)	(324,711)
Other operating expenses	(12,742)	(27,764)	(25,349)	(41,802)
Total costs and expenses	(2,205,830)	(2,909,274)	(4,631,081)	(5,573,531)
Other operating income	65,468	19,462	76,510	32,710
Loss from operations	(665,768)	(608,720)	(1,407,214)	(1,234,408)

Other income/(expenses)
Interest expenses	(4,007)	(1,388)	(9,406)	(2,210)
Others, net	28,113	30,008	63,435	51,025
Total other income	24,106	28,620	54,029	48,815
Loss before income tax benefits	(641,662)	(580,100)	(1,353,185)	(1,185,593)
Income tax benefits	1,253	1,253	2,506	2,506
Net loss	(640,409)	(578,847)	(1,350,679)	(1,183,087)
Accretion of convertible redeemable preferred shares	—	—	—	—
Net loss attributable to ordinary shareholders of Dada	(640,409)	(578,847)	(1,350,679)	(1,183,087)

Net loss per share
Basic	(0.67)	(0.60)	(1.42)	(1.18)
Diluted	(0.67)	(0.60)	(1.42)	(1.18)

Weighted average shares used in calculating net loss per share
Basic	951,437,694	968,860,766	953,812,426	1,005,163,182
Diluted	951,437,694	968,860,766	953,812,426	1,005,163,182

Net loss	(640,409)	(578,847)	(1,350,679)	(1,183,087)
Other comprehensive income/(loss)
Foreign currency translation adjustments	(15,387)	192,576	(30,561)	188,876
Total comprehensive loss	(655,796)	(386,271)	(1,381,240)	(994,211)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2022	2021	2022
	RMB	RMB	RMB	RMB
Loss from operations	(665,768)	(608,720)	(1,407,214)	(1,234,408)
Add:
Share-based compensation expense	49,561	55,720	99,664	110,732
Intangible assets amortization	42,887	128,753	86,165	198,066
Non-GAAP loss from operations	(573,320)	(424,247)	(1,221,385)	(925,610)

Net loss	(640,409)	(578,847)	(1,350,679)	(1,183,087)
Add:
Share-based compensation expense	49,561	55,720	99,664	110,732
Intangible assets amortization	42,887	128,753	86,165	198,066
Income tax benefit	(1,253)	(1,253)	(2,506)	(2,506)
Non-GAAP net loss	(549,214)	(395,627)	(1,167,356)	(876,795)

Accretion of convertible redeemable preferred shares	—	—	—	—
Non-GAAP net loss attributable to ordinary shareholders of Dada	(549,214)	(395,627)	(1,167,356)	(876,795)

Non-GAAP net loss per share
Basic	(0.58)	(0.41)	(1.22)	(0.87)
Diluted	(0.58)	(0.41)	(1.22)	(0.87)

Weighted average shares used in calculating net loss per share
Basic	951,437,694	968,860,766	953,812,426	1,005,163,182
Diluted	951,437,694	968,860,766	953,812,426	1,005,163,182